Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending March 31, 2003

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

Investor information

Shareholders’ Meeting

The Annual General Meeting will be held at 10:00 a.m. local time on Tuesday, May 27, 2003 at the Casino in Zug, Switzerland.

Transfer Agent & Registrar

For American Depository Shares (ADS) traded on the New York Stock Exchange

The Bank of New York
Corporate Trust Office
101 Barclay Street
New York, NY 10286
USA
Telephone: +1 646 885 3300

Auditors

PricewaterhouseCoopers Ltd
Stampfenbachstrasse 73
P.O. Box 634
8035 Zurich
Switzerland
Telephone: +41 1 630 1111
Fax: +41 1 630 1115

Stock Trading

Converium Ltd common shares are traded on the SWX Swiss Stock Exchange under the trading symbol CHRN and as ADS (0.5 of a common share) on the New York Stock Exchange under the trading symbol CHR.

First three months of 2003

SWX Swiss Stock Exchange	High	69.25	Low	52.00
New York Stock Exchange	High	24.84	Low	19.25

Investor Relations Contact

Zuzana Drozd
Head of Investor Relations
Telephone:   +41 1 639 9120
E-mail:     zuzana.drozd@converium.com

Financial highlights
The Converium share
Management’s discussion and analysis of financial condition and results of operations
Business Development
Interim statements of income
Interim balance sheets
Interim statements of cash flows
Interim statement of changes in equity
Schedule of segment data
Notes to the interim financial statements

Contents

2	Financial highlights
3	The Converium share
4	Management’s discussion and analysis of financial condition and results of operations
13	Business development
19	Statements of income
20	Balance sheets
21	Statements of cash flows
22	Statement of changes in equity
23	Schedule of segment data
25	Notes to the interim financial statements

Financial highlights

	Three months
	ended March 31

	2003	2002

(US$ million, except per share information)
Gross premiums written	1,263.8	941.2
Net premiums written	1,184.6	898.9
Net premiums earned	884.3	715.6
Net investment income	56.2	64.7
Income before taxes	18.1	38.8
Net income	25.5	28.7
Basic earnings per share	0.64	0.72
Annualized return on equity	5.9%	7.3%
Loss ratio (non-life)	72.4%	75.9%
Expense ratio (non-life)	25.9%	26.5%
Combined ratio (non-life)	98.3%	102.4%

	March 31, 2003	Dec. 31, 2002

Total equity	1,794.1	1,738.0
Total underwriting reserves, net of reinsurance	7,247.3	6,736.0
Total invested assets	6,397.9	6,117.3
Book value per share	45.03	43.55

The Converium share

In the first three months of 2003, Converium shares continued to clearly outperform the European Insurance Index. After a strong performance in 2002, Converium ADSs slightly underperformed the US Insurance sector in the first three months of 2003.

Converium Share versus European insurance index

Converium ADS versus US Insurance Index

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our financial statements, including the related notes to those financial statements. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements. See “Cautionary note regarding forward-looking statements.”

Results of operations

	Three months ended March 31

	2003	2002

	(US$ millions)
Pre-tax income	18.1	38.8
Net realized capital losses	8.3	0.3
Pre-tax operating income	26.4	39.1
Net income	25.5	28.7

We reported pre-tax operating income (defined as pre-tax income excluding pre-tax net realized capital gains or losses) of US$ 26.4 million for the three months ended March 31, 2003, a decrease of US$ 12.7 million as compared to the pre-tax operating income of US$ 39.1 million for the same period of 2002. Improvements in the non-life underwriting results were offset by losses on variable annuity life business of US$ 14.6 million, a decrease in net investment income of US$ 8.5 million, and other loss of US$ 4.4 million in 2003 versus other income of US$ 3.1 million in 2002 (a decline of US$ 7.5 million).

Premium growth was strong in the first quarter of 2003 relative to the same period in 2002. Gross premiums written increased 34.3%, net premiums written increased 31.8% and net premiums earned increased 23.6%. Our non-life combined ratio improved from 102.4% in the first quarter of 2002 to 98.3% in the first quarter of 2003. There was no significant non-life reserve development in the first quarters of 2003 or 2002.

Net investment income decreased US$ 8.5 million, or 13.1% for the three months ended March 31, 2003 as compared to the same period of 2002. During the first quarter of 2003, we recorded US$ 8.3 million of pre-tax net realized capital losses on our investment portfolio, which included US$ 15.8 million of impairment charges, compared to US$ 0.3 million in pre-tax net realized capital losses (including US$ 8.0 million in impairments) in the first quarter of 2002.

Net income decreased by US$ 3.2 million to US$ 25.5 million for the three months ended March 31, 2003 versus the same period in 2002. The results above include a tax benefit of US$ 7.4 million for the first quarter of 2003 compared to a tax expense of US$ 10.1 million in the same period of 2002.

The components of net income are described below:

Reinsurance results

	Three months ended March 31

	2003	2002

	(US$ millions)
Gross premiums written	1,263.8	941.2
Net premiums written	1,184.6	898.9
Net premiums earned	884.3	715.6

Gross premiums written for the three months ended March 31, 2003 increased US$ 322.6 million, or 34.3% compared to the same period of 2002. Net premiums written for the first quarter of 2003 increased US$ 285.7 million, or 31.8% compared to the first quarter of 2002. In 2003, we retained 93.7% of our gross premiums written, compared to 95.5% for the same period of 2002.

The increases in non-life net premiums written predominately reflect the continued improved market conditions and new client relationships in certain key markets. Converium Cologne experienced the largest premium growth, with net premiums written increasing US$ 114.4 million, or 71.4% during the first quarter of 2003. The growth from Converium Cologne is due to increasing lead positions in various markets, including Germany, where net premiums written grew US$ 70.3 million, or 104.0%. Converium Zurich grew by US$ 103.1 million, or 28.1%. This growth was offset by a premium accrual adjustment resulting from the implementation during the first quarter of 2003, of enhanced procedures for establishing written premium estimates. Converium North America grew US$ 66.3 million, or 21.4% in the first quarter of 2003 compared to the same period in 2002.

Net premiums earned for the three months ended March 31, 2003 increased US$ 168.7 million, or 23.6% compared to the same period of 2002. The growth in net premiums earned lags that of net premiums written, as the new business written will be earned over several quarters.

	Three months ended March 31

	2003	2002

	(US$ millions)
Losses and loss adjustment expenses and life benefits	-655.6	-542.6
Loss ratio non-life (to premiums earned)	72.4%	75.9%

Our losses and loss adjustment expenses and life benefits incurred increased US$ 113.0 million, or 20.8% for the three months ended March 31, 2003 as compared to the same period of 2002. The increase was largely in line with the increase in net earned premiums of 23.6%. The non-life loss and loss adjustment expense ratio was 72.4% in the first quarter of 2003, compared to 75.9% in the same period for 2002. This decrease is reflective of improved pricing and continued re-underwriting of the non-life portfolio to achieve return on equity targets.

Reserve Development: There was no material net non-life prior years’ reserve development in the first quarter of 2003 or 2002. Our net reserves for the September 11th terrorist attacks are capped at US$ 289.2 million by Zurich Financial Services.

Variable Annuity Life: As a result of the continued downturn of the international equity markets, Converium Life reported a technical loss of US$ 14.6 million, including paid claims of US$ 3.4 million, and reserve strengthening of US$ 12.5 million for a closed block of long-term (variable annuity) business in order to align the reserves to the expected future benefits payable. In addition to the variable annuity business, Converium Life had US$ 3.7 million of adverse reserve development on certain US special risk business.

	Three months ended March 31

	2003	2002

	(US$ millions)
Underwriting acquisition costs	-196.6	-154.1
Operating and administration expenses	-48.9	-43.6
Non-life underwriting expense ratio (to premiums earned)	21.7%	21.6%
Non-life administration expense ratio (to premiums written)	4.2%	4.9%

Underwriting acquisition costs primarily relate to commissions on treaty and individual risk business. Our underwriting acquisition costs increased 27.6% for the three months ended March 31, 2003 over the same period in 2002. This increase is mainly related to the growth in net premiums earned. The non-life underwriting expense ratio for the three months ended March 31, 2003 and 2002 was 21.7% and 21.6%, respectively.

Operating and administration expenses increased 12.2% in the three months ended March 31, 2003 over the same period in 2002. These increases primarily arose from growth in headcount and infrastructure to support the increased premium volume. Despite the increase in operating and administration expenses, the non-life administration expense ratio declined to 4.2% for the three months ended March 31, 2003, compared to 4.9% in the same period of 2002. This decline was due to a higher growth rate in premiums which outpaced the increase in operating expenses

We fully charge the cost of options to operating expense under the fair value approach of SFAS No. 123, “Accounting for Stock-Based Compensation”, and recorded compensation expense of US$ 1.0 million and US$ 0.9 million for the three months ended March 31, 2003 and 2002, respectively, in connection with Converium Group’s stock option plans.

Investment results

	Three months ended March 31

	2003	2002

	(US$ millions)
Net investment income	56.2	64.7
Average annualized net investment income yield (pre-tax)	3.4%	4.8%
Net realized capital losses	-8.3	-0.3
Total investment results	47.9	64.4
Average annualized total investment income yield (pre-tax)	2.9%	4.8%

Investment results are an important part of our overall profitability. Our net investment income was US$ 56.2 million for the three months ended March 31, 2003, representing a decrease of US$ 8.5 million, or 13.1% as compared to the same period of 2002. The decrease is primarily driven by sustained lower interest rates worldwide, including lower yields on new funds invested in 2002 from our fixed income portfolio transition. In addition, returns on certain bond funds declined US$ 4.3 million in the first quarter of 2003 compared to 2002. Our net investment income yield was 3.4% for the three months ended March 31, 2003 as compared to 4.8% for the same period of 2002. Yields are calculated based on the average of beginning and ending investment balances (including cash and cash equivalents).

We had net realized capital losses for the three months ended March 31, 2003 of US$ 8.3 million, compared to net realized capital losses of US$ 0.3 million for the same period of 2002. In the first quarter of 2003, US$ 15.8 million in impairment charges were recorded, versus US$ 8.0 million in impairment charges in the first quarter of 2002. Included in the impairment charges in 2003 are US$ 13.4 million on our equity securities portfolio and US$ 2.4 million on our real estate portfolio.

Our impairment policy for fixed income and equity securities requires us to record, as realized capital losses, declines in value that exceed 20% over a period of six months, or in excess of 50% regardless of the period of decline. At management’s judgment, we impair additional securities based on prevailing market conditions.

Other

	Three months ended March 31

	2003	2002

	(US$ millions)
Other (loss) income	-4.4	3.1
Interest expense	-8.6	-4.0
Income tax benefit (expense)	7.4	-10.1

Other loss for the three months ended March 31, 2003 was US$ 4.4 million as compared to other income of US$ 3.1 million for the same period of 2002. The other loss in the first quarter of 2003 is primarily due to interest expense on funds held under reinsurance contracts, losses from investments in private equity funds, and write-offs of certain uncollectible reinsurance recoverables.

Interest expense for the three months ended March 31, 2003 was US$ 8.6 million compared to US$ 4.0 million for the same period of 2002. The increase of US$ 4.6 million was mainly due to interest expense on our US$ 200.0 million 8.25% guaranteed subordinated notes issued in December 2002.

We had an income tax benefit of US$ 7.4 million for the three months ended March 31, 2003, compared to an income tax expense of US$ 10.1 million for the three months ended March 31, 2002. Our effective rate for the first quarter of 2003 was a benefit of 40.9%. This was influenced by a change in expected tax rates in Switzerland, including business written by our branches, which produced a tax benefit of US$ 4.7 million. In addition, due to pre-tax losses at Converium Life, we had a total tax benefit of US$ 7.8 million. Our effective tax rate for the first quarter of 2002 was 26.0%.

Financial Condition and Liquidity

Invested Assets

As of March 31, 2002, total invested assets were US$ 6.4 billion compared to US$ 6.1 billion as of December 31, 2002, an increase of US$ 280.6 million, or 4.6%. This increase is mainly due to strong operating cash flow.

Our asset mix, including cash and cash equivalents, consisted of the following at March 31, 2003 and December 31, 2002:

	As of	As of
Asset Class	March 31, 2003	December 31, 2002

Fixed maturity securities (including the Funds Withheld Asset)	81.7%	78.6%
Equity securities*	6.4%	7.0%
Cash and short-term investments	7.5%	10.5%
Real estate and other *	4.4%	3.9%

Total	100.0%	100.0%

*	PSP Swiss Property AG is included in Real estate and other with a market value of US$ 78.8 million as of March 31, 2003 and US$ 75.0 million as of December 31, 2002.

As of March 31, 2003, net unrealized losses on investments, net of taxes, totaled US$ 0.3 million, compared to net unrealized losses on investments, net of taxes, of US$ 53.3 million as of December 31, 2002. This net position was comprised of net unrealized gains on fixed income securities, offset by net unrealized losses on equity securities. With the recent realignment in our investment portfolio, the unrealized losses at March 31, 2003 predominantly arise from securities acquired during 2002. We have reviewed the securities that have declined in value and have recorded impairments accordingly.

Our investments are managed by external investment managers, and their performance is measured against benchmarks. The table below presents our investments in the major managed portfolios, as well as the applicable benchmark and benchmark return for the first quarter of 2003. The balances at March 31, 2003 are shown in original currencies.

	Market	Performance[1]
	value	Benchmark		Portfolio	Delta

	(in millions of original currencies, unless noted)
Largest portfolios in US$
Fixed maturities	2,257.6	1.11%	[2]	1.07%	-0.04%
Mortgage-backed securities	854.6	1.00%	[3]	0.98%	-0.02%
Equity securities	258.2	-3.15%	[4]	-3.16%	-0.01%
Largest portfolios in Euro
Fixed maturities	328.7	1.06%	[5]	0.99%	-0.07%
Equity securities	58.1	-12.95%	[6]	-12.65%	+0.30%
Largest portfolios in British pounds
Fixed maturities	109.2	-1.20%	[7]	-1.10%	+0.10%
Equity securities	15.4	-6.90%	[8]	-7.00%	-0.10%
Largest portfolio in Swiss francs
Real estate (direct and indirect)	337.7	n.a		1.15%	n.a.
Largest portfolio in Australian $
Fixed maturities	103.6	0.93%	[9]	0.95%	+0.02%
Largest portfolio in Singapore $
Fixed maturities	34.9	1.65%	[10]	1.64%	-0.01%

[1]	Performance is defined as quarterly time-weighted return.

[2]	SSB USD WGBI 5-7 years Index / SSB World BIG Index ex MBS ex BBB

[3]	Lehman Mortgage Index

[4]	MSCI USA Index, S&P 500

[5]	SSB Euro World BIG Index ex MBS ex BBB

[6]	MSCI Euro ex UK

[7]	FTSE Government All Stock Index

[8]	MSCI UK

[9]	UBSWA Composite all

[10]	Lehman Brothers Government Index, Lehman Brothers Bond index

Fixed Maturities

     As of March 31, 2003, our fixed maturities portfolio, excluding the Funds Withheld Asset (described more fully below), had a carrying value of US$ 3.9 billion and represented 57.6% of our total investment portfolio including cash and cash equivalents, excluding the Funds Withheld Asset, or 81.7% including the Funds Withheld Asset. This represents an increase in carrying value of US$ 443.5 million, or 12.9%, from December 31, 2002, excluding the Funds Withheld Asset. This increase was due to the reinvestment in 2003 of proceeds received in late 2002 from our guaranteed subordinated notes, as well as 2003 cash flows from operations.

     We invest in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and credit standards. We place an emphasis on investing in listed fixed income securities that we believe to be liquid.

     The table below presents the composition of our fixed income securities portfolio, excluding short-term investments, based on carrying value by scheduled maturity.

	Estimated fair value	% of total
As of March 31, 2003	Available-for-sale	Fixed maturities

	(US$ million)
Less than one year	4.8	0.1%
One year through five years	1,292.8	33.3%
Five years through ten years	933.1	24.0%
Over ten years	442.1	11.4%

Subtotal	2,672.8	68.8%
Mortgage and asset-backed securities	895.7	23.0%
Unit trust bonds	318.1	8.2%

Total as of March 31, 2003	3,886.6	100.0%

Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of March 31, 2003, approximately 95.8% of our fixed income securities portfolio was invested in securities rated A or better by these agencies and approximately 80% was invested in AAA/Aaa-rated securities.

The table below presents the composition of our fixed income securities portfolio by rating as assigned by Standard & Poor’s or Moody’s, using the lower of these ratings for any security where there is a split rating.

	Estimated fair value	% of total
As of March 31, 2003	Available-for-sale	Fixed maturities

	(US$ million)
AAA/Aaa	3,109.2	80.0%
AA/Aa2	304.4	7.8%
A/A2	309.7	8.0%
BBB/Baa2	54.5	1.4%
BB	10.0	0.3%
Not rated	98.8 *	2.5%

Total	3,886.6	100.0%

*	primarily investments in unrated funds whose underlying securities are rated A or better

Equity Securities

As of March 31, 2003, our equity securities portfolio had a carrying value of US$ 511.5 million. This represents a decrease in carrying value of US$ 19.3 million, or 3.6%, from December 31, 2002. The decrease was primarily due to realized and unrealized losses in 2003. As of March 31, 2003, equity securities comprised approximately 6.4% of our total investment portfolio, including cash and cash equivalents and excluding our investment in PSP Swiss Property AG, which had a market value of US$ 78.8 million at March 31, 2003.

Substantially all of our equity portfolio consists of listed securities, held directly or through funds. The majority of our equity portfolio is in developed markets with limited exposure to emerging markets. As experienced in recent years, the equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.

Funds Withheld Asset

The transfer of Converium Zurich’s business to Converium was effective as of July 1, 2001 by means of the Quota Share Retrocession Agreement. In addition, on that date, the Funds Withheld Asset was established. Its initial balance was set to match the net balance of the liabilities, less the premium receivables (including outstanding collectible balances and reinsurance deposits), on the business to which the Quota Share Retrocession Agreement applies. As of March 31, 2003, the Funds Withheld Asset was US$ 1,628.8 million. The decrease of US$ 19.3 million over 2002 was substantially due to paid claims, offset by changes in foreign exchange rates.

The table below shows the distribution of the Funds Withheld asset by currency as of March 31, 2003 and December 31, 2002.

	March 31, 2003	December 31, 2002

U.S. dollars	53%	53%
U.K. pounds	23%	23%
Euro	19%	19%
Australian dollars	2%	2%
Japanese yen	2%	2%
Swiss franc	1%	1%
Total	100%	100%
Weighted average interest rate	5.4%	5.3%

The Funds Withheld Asset is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement, and is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time. However, business historically written on the Zurich Insurance Company (“ZIC”) and Zurich Insurance Bermuda (“ZIB”) balance sheets is being renewed and written on the Converium balance sheet. As a result, we will generate invested assets from the new and renewal business written on the Converium balance sheet which we expect to at least partially offset reductions of the balance of the Funds Withheld Asset.

Short Term Investments

Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of March 31, 2003, we had short-term investments with a carrying value of US$ 155.4 million, representing 2.3% of our total investment portfolio, including cash and cash equivalents. Short-term investments at December 31, 2002 were US$ 318.0 million, and included US$ 193.7 million in proceeds received on December 23, 2002 from the issuance of our guaranteed subordinated notes. These proceeds were substantially invested in January 2003. As of March 31, 2003, none of our short-term investments portfolio is restricted as to its use.

Real Estate

In late 2001, Converium acquired certain residential and commercial rental properties from subsidiaries of Zurich Financial Services. As of March 31, 2003, we had US$ 156.4 million of investments in real estate, most of which were located in Switzerland, and our real estate portfolio represented 2.3% of our total investment portfolio, including cash and cash equivalents.

In addition to these properties, Converium owns a 9.1% participation in PSP Swiss Property AG (an indirect real estate investment, included in equity securities) with a market value of US$ 78.8 million as of March 31, 2003.

Premiums Receivable

We had premiums receivable of US$ 2.0 billion at March 31, 2003 compared to US$ 1.7 billion at December 31, 2002, an increase of US$ 255.3 million, or 14.8%. Premiums receivable include those currently due, as well as deferred premiums receivable, which is comprised primarily of accruals on premium balances, which have not yet been reported and which are not contractually due to be paid until sometime in the near future. Current premium receivable represented 5.4% and 7.6% of total premiums receivable at March 31, 2003 and December 31, 2002, respectively, and accrued premiums receivable represented 94.6% and 92.4%, respectively.

Initially, we establish written premium estimates based on the expectations of the underwriters established at the outset of a contract, and based on information from ceding companies and our expectations of the total premiums. As premium information on reinsurance contracts typically emerges over several years, we have relied on the underwriter updates of premium estimates, together with subsequent updates, for a period of several years from the inception of the contract. As part of our process to regularly review the efficiency and effectiveness of our estimation procedures, during the first quarter of 2003, we enhanced our ongoing process for establishing written premium estimates, considering a variety of techniques, including regular analysis of the underwriters’ estimates and shortening the duration during which written premium estimates continue to be established. As a result of this review, our net income for the quarter ended March 31, 2003 was reduced by approximately $22.0 million, of which the majority was related to the reduction of accrued premiums receivable.

Reinsurance Assets

Retrocessional reinsurance arrangements generally do not relieve Converium Group from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At March 31, 2003, Converium Group holds US$ 670.3 million in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit.

As of March 31, 2003, we had reinsurance recoverables from retrocessionaires of approximately US$ 1.7 billion on paid and unpaid losses and loss adjustment expenses and unearned premium reserve balances. Recoverables from retrocessionaires relating to contracts in arbitration were 8.1% of equity at March 31, 2003. Recoverables from Gerling Global Group totaled US$ 16.2 million at March 31, 2003. Allowances of US$ 13.3 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at March 31, 2003, compared to US$ 17.4 million at December 31, 2002.

Loss and Loss Adjustment Expense Reserves

We had gross loss and loss adjustment expense (LAE) reserves of US$ 7.0 billion at March 31, 2003, compared to US$ 6.8 billion at December 31, 2002, an increase of US$ 195.6 million, or 2.9%. The increase in our reserve position is due to reserves on current year business, offset by claim payments.

Loss and loss adjustment expense reserves, net of reinsurance recoverables for paid and unpaid losses, were US$ 5.5 billion at March 31, 2003, compared to US$ 5.4 billion at December 31, 2002, an increase of US$ 172.6 million, or 3.2%. Gross reserves for future life benefits were US$ 442.9 million at March 31, 2003 compared to US$ 371.7 million at December 31, 2002.

Shareholders’ Equity

As of March 31, 2003, we had total shareholders’ equity of US$ 1,794.1 million (US$ 45.03 per share) compared to US$ 1,738.0 million (US$ 43.55 per share) as of December 31, 2002, an increase of US$ 56.1 million (US$ 1.48 per share). This increase is mainly comprised of net income of US$ 25.5 million and an increase in other comprehensive income of US$ 31.6 million. We believe that our capital, liquidity, and borrowing ability are sufficient to support our business and meet our present liquidity requirements.

Cash Flows and Liquidity Sources

	Three months ended March 31

	2003	2002

	(US$ millions)
Cash provided by operating activities	208.3	65.8

We held cash and cash equivalents of US$ 352.6 million as of March 31, 2003 compared to US$ 361.5 million as of December 31, 2002. Our cash balances at the end of both periods include a high level of cash held by our investment managers for duration matching purposes.

Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses. Our cash provided by operating activities was US$ 208.3 million for the three months ended March 31, 2003 compared to US$ 65.8 million for the three months ended March 31, 2002, an increase of US$ 142.5 million, or 216.6%. This increase was driven by improved operating performance, including strong premium growth.

Business Development

Converium’s financial results reflect the continued improvement of non-life underwriting, the disappointing result of the life operations, as well as the current conditions in the capital markets.

Converium Zurich

	Three months
	ended March 31

	2003	2002

	(US$ million)
Gross premiums written	508.6	391.4
Net premiums written	470.0	366.9
Net premiums earned	430.8	317.4
Segment income	28.4	22.0
Loss ratio non-life	71.1%	80.2%
Underwriting expense ratio non-life	21.7%	18.7%
Administration expense ratio non-life	5.1%	5.0%
Combined ratio non-life	97.9%	103.9%
Retention ratio (=net premiums written divided by gross premiums written)	92.4%	93.7%

Converium Zurich reported a segment income of US$ 28.4 million for the three months ended March 31, 2003 compared to a segment income of US$ 22.0 million for the three months ended March 31, 2002. The increase in segment income of US$ 6.4 million in the first quarter of 2003 was primarily attributable to:

•	The decrease of the loss ratio by 9.1 percentage points to 71.1% for the first quarter of 2003.

This increase in segment income was partially offset by:

•	Investment income and net realized capital gains and losses were lower by US$ 15.9 million, or 43.1%, for the first three months of 2003 as compared to the first three months of 2002. Current conditions in the capital markets, particularly the high volatilities in the global equity markets, and the historically low interest rates, resulted in the first quarter of 2003 in impairment charges of US$ 9.9 million on our equity securities portfolio.

•	Underwriting expense ratio of 21.7% for the three months ended March 31, 2003 was higher by 3.0 points compared to 2002. This increase was due a refinement of our process to estimate and account for underwriting acquisition costs in certain lines of business such as aviation and engineering, which resulted in an increase of our acquisition expenses in 2003.

Converium Zurich did not report any material net reserve development from prior years in the first quarter of 2003 or 2002.

In the first quarter of 2003, gross premiums written increased US$ 117.2 million, or 29.9%, net premiums written increased US$ 103.1 million, or 28.1%, and net premiums earned increased US$ 113.4 million, or 35.7%. The growth was spread across most lines of business and regions and primarily resulted from increased rates, increasing our share of clients’ business upon renewing existing business or writing new business. During the first quarter of 2003, Converium Zurich’s largest growth regions included:

•	the United Kingdom (net premiums written in the first quarter of 2003 increased 11.0% to US$ 215.7 million);

•	business originating in North America sourced through the London market (net premiums written in the first quarter of 2003 increased 51.6% to US$ 89.0 million);

•	France (net premiums written in the first quarter of 2003 increased 131.5% to US$ 40.5 million); and

•	the Far East/Pacific Rim (net premiums written in the first quarter of 2003 increased 122.4% to US$ 30.7 million).

The largest growth lines included such specialty lines as:

•	liability (net premiums written in the first quarter of 2003 increased 52.4% to US$ 120.4 million);

•	aviation and space (net premiums written in the first quarter of 2003 increased 50.2% to US$ 112.8 million);

•	motor (net premiums written in the first quarter of 2003 increased 26.4% to US$ 64.6 million);

•	credit and surety (net premiums written in the first quarter of 2003 increased 53.6% to US$ 42.4 million); and

•	engineering (net premiums written in the first quarter of 2003 increased 130.3% to US$ 28.1 million).

The aviation and space book contributes substantially to Converium Zurich’s financial results. For the three months ended March 31, 2003, aviation and space contributed US$ 124.0 million or 24.4% to Converium Zurich’s gross premiums written, compared to US$ 86.2 million or 22.0% for the same period in 2002. Hence, the aviation and space book has a material impact on the financial results of Converium Zurich as well as on Converium Non-life.

For the aviation and space book, Converium Zurich reported a non-life combined ratio of 96.5% for the three months ended March 31, 2003 compared to 115.0% for the three months ended March 31, 2002. This resulted in a technical income for aviation and space of US$ 3.5 million for the first quarter of 2003 and a technical loss of US$ 9.8 million for the first quarter of 2002. For the three months ended March 31, 2003, net losses of US$ 6.7 million were incurred in relation to satellite losses.

Converium Zurich’s combined ratio of 97.9% for the three months ended March 31, 2003 was lower by 6.0 points compared to the combined ratio of 103.9% for the three months ended March 31, 2002. The loss ratio for the first quarter of 2003 was 9.1 points lower than the loss ratio for the first quarter of 2002. The underwriting and operating and administration expense ratios for the first quarter of 2003 were higher by 3.0 and 0.1 points, respectively, compared to the first quarter of 2002.

Converium North America

	Three months
	ended March 31

	2003	2002

	(US$ million)
Gross premiums written	395.2	319.0
Net premiums written	375.6	309.3
Net premiums earned	313.2	285.8
Segment income	16.7	13.8
Loss ratio non-life	70.6%	72.0%
Underwriting expense ratio non-life	24.3%	24.7%
Administration expense ratio non-life	5.1%	6.5%
Combined ratio non-life	100.0%	103.2%
Retention ratio (=net premiums written divided by gross premiums written)	95.0%	97.0%

Converium North America reported a segment income of US$ 16.7 million for the three months ended March 31, 2003, compared to a segment income of US$ 13.8 million for the three months ended March 31, 2002, an increase of US$ 2.9 million. The increase was due to several factors including:

•	The decrease of the combined ratio by 3.2 percentage points to 100.0% for the first quarter of 2003.

•	The increase of the total investment results by 4.0% to US$ 23.3 million for the first three months of 2003.

This increase in segment income was partially offset by:

•	Other income was lower by US$ 5.2 million in the first quarter of 2003 as compared to the first quarter of 2002. This decrease was primarily driven by a one-time liability write off, which created US$ 2.3 million in other income in 2002, as well as the change in market value of our investment in private equity funds relative to 2002.

Converium North America did not report any material net reserve development from prior years in the first quarter of 2003 or 2002.

In the three months ended March 31, 2003, gross premiums written increased US$ 76.2 million, or 23.9%, net premiums written increased US$ 66.3 million, or 21.4%, and net premiums earned increased US$ 27.4 million, or 9.6%. In the first quarter of 2003, Converium North America’s net written premium growth was driven by specialty lines, including:

•	workers’ compensation (net premiums written in the first quarter of 2003 increased 31.3% to US$ 149.6 million); and

•	accident and health (net premiums written in the first quarter of 2003 increased 88.2% to US$ 34.3 million).

Converium North America’s combined ratio was 100.0% for the three months ended March 31, 2003, compared to 103.2% for the same period of 2002. The decrease in the combined ratio was primarily driven by improved performance for underwriting years 2002 and 2003 business, as well as expense containment actions by Converium North America to reduce the administration expense ratio.

Converium Cologne

	Three months
	ended March 31

	2003	2002

	(US$ million)
Gross premiums written	281.2	168.8
Net premiums written	274.7	160.3
Net premiums earned	96.3	67.5
Segment income	2.6	8.9
Loss ratio non-life	84.2%	72.1%
Underwriting expense ratio non-life	13.2%	21.9%
Administration expense ratio non-life	1.4%	1.7%
Combined ratio non-life	98.8%	95.7%
Retention ratio (=net premiums written divided by gross premiums written)	97.7%	95.0%

Converium Cologne reported a segment income of US$ 2.6 million for the three months ended March 31, 2003 compared to a segment income of US$ 8.9 million for the three months ended March 31, 2002. The decrease in the first three months of 2003 is primarily attributable to a:

•	higher combined ratio in 2003 versus 2002 as a result of late loss reporting by clients affected by the German winter storm Jeanette (occurred in 2002), and to an additional US$ 2.5 million reserve for asbestos and environmental exposure to maintain a survival ratio of 13.6 years; and

•	impact of the current conditions in the capital markets, particularly the high volatilities in the global equity markets, and the historically low interest rates, that resulted in a reduction of the total investment results.

Partially offsetting these factors, Converium Cologne was able to record a significant decrease in its underwriting expense ratio for the first quarter of 2003. This decrease resulted from a substantial increase in new writings on a direct or non-proportional basis, as well as from the non-renewal of certain treaties with high commission rates. Additionally, a new relationship with a large primary insurance group contributed an overall fee in the amount of US$ 3.3 million, thereby reducing the underwriting expense ratio by an additional 3.5%.

Converium Cologne did not report any material net reserve development from prior years in the first quarter of 2003 or 2002.

For the three months ended March 31, 2003, gross premiums written increased US$ 112.4 million, or 66.6%, net premiums written increased US$ 114.4 million, or 71.4%, and net premiums earned increased US$ 28.8 million, or 42.7%. During the first quarter of 2003, Converium Cologne’s largest growth regions included:

•	Germany (net premiums written in the first quarter of 2003 increased 104.0% to US$ 137.9 million); and

•	Central, Northern and Eastern Europe (net premiums written in the first quarter of 2003 increased 100.0% to US$ 111.5 million).

This premium growth was partially offset by the non-renewal of some large contracts in the Near/Middle East and North Africa, which reduced premiums by US$ 8.4 million.

Converium Cologne’s combined ratio was 98.8% in the first quarter of 2003 compared to 95.7% in the first quarter of 2002. For the three months ended March 31, 2003, incurred losses of US$ 3.2 million in relation to the German winter storm Jeanette, as well as a US$ 2.5 million reserve strengthening of our asbestos and environmental business resulted in a higher loss ratio in comparison to the first quarter of 2002. The underwriting expense ratio declined 8.7 points as previously described. The administration expense ratio is lower in the first quarter due to the cyclical nature of the premium writings.

Converium Life

	Three months
	ended March 31

	2003	2002

	(US$ million)
Gross premiums written	85.4	63.0
Net premiums written	64.3	62.4
Net premiums earned	44.0	44.9
Segment (loss) income	(17.3)	2.2
Underwriting expense ratio	32.3%	21.2%
Administration expense ratio	2.6%	3.5%
Retention ratio (=net premiums written divided by gross premiums written)	75.3%	99.1%

Converium Life reported a segment loss of US$ 17.3 million for the three months ended March 31, 2003, compared to a segment income of US$ 2.2 million for the same period in 2002. The segment loss of US$ 17.3 million for the first quarter of 2003 is primarily attributable to:

•	reserve strengthening of US$ 12.5 million in order to align the reserves to the expected future benefits payable and the claims paid of US$ 3.4 million for a closed block of long-term (variable annuity) Guaranteed Minimum Death Benefit (GMDB) business;

•	adverse reserve development of US$ 3.7 million on certain US special risk business; and the

•	impact of the current conditions in the capital markets, and the historically low interest rates, that resulted in a reduction of total investment income.

     Partially offsetting the above, was the positive effects of the new business generated in the first quarter of 2003.

In the three months ended March 31, 2003, gross premiums written increased US$ 22.4 million, or 35.6%, net premiums written increased US$ 1.9 million, or 3.0%, and net premiums earned decreased US$ 0.9 million, or 2.0%. The higher growth in gross premiums written compared to net premiums written is due to the fact that Converium Life expanded its business in a special US line, which was fully retroceded.

The increase in net premiums written in the first quarter of 2003 is mainly driven by growth in the following regions:

•	Italy (net premiums written in the first quarter of 2003 increased 76.8% to US$ 24.4 million);

•	Europe, excluding Italy and France (net premiums written doubled to US$ 11.6 million);

•	France (net premiums written increased 35.3% to US$ 9.2 million).

This was partially offset by the decline of business written in the Far East/Pacific Rim and North America (net premiums written in the first quarter of 2003 declined by 44.8% to US$ 15.9 million), due to the non-renewal of a large contract in Taiwan and a reduction of premium reported in North America in the first quarter of 2003.

The underwriting expense ratio for the three months ended March 31, 2003 and 2002 was 32.3% and 21.2%, respectively. In the first quarter of 2002, a US$ 7.0 million commission accrual for two contracts was recorded, reducing the underwriting expense ratio by 15.6%. The administration expense ratio was 2.6% and 3.5% for the three months ended March 31, 2003 and 2002, respectively.

Cautionary note regarding forward-looking statements

This document contains certain forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements.

In particular, statements using words such as “expect,” “anticipate,” “intend,” “believe” or words of similar import generally involve forward-looking statements. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including the following:

•	cyclicality of the reinsurance industry

•	uncertainties in our reserving process

•	the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates

•	acts of terrorism and acts of war

•	changes in economic conditions, including interest and currency rate conditions which could affect our investment portfolio

•	actions of competitors, including industry consolidation and development of competing financial products

•	a decrease in the level of demand for our reinsurance or increased competition in our industries or markets

•	the lowering or loss of one of the financial or claims-paying ratings of one or more of our subsidiaries

•	political risks in the countries in which we operate or in which we reinsure risks

•	the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we operate or where our subsidiaries are organized

•	changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy

•	failure of our retrocessional reinsurers to honor their obligations

•	failure to prevail in any current or future arbitration or litigation

•	risks associated with implementing our business strategies

•	extraordinary events affecting our clients, such as bankruptcies and liquidations

The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect subsequent events or circumstances or to reflect the occurrence of unanticipated events.

The company has made it a policy not to provide any quarterly or annual earning guidance and it will not update any past outlook for full year earnings. It will, however, provide investors with perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

Converium Group

Interim statements of income (unaudited)
(US$ million, except per share information)

	Three months ended March 31

	2003	2002

Revenues
Gross premiums written	1,263.8	941.2
Less ceded premiums written	-79.2	-42.3

Net premiums written	1,184.6	898.9
Net change in unearned premiums	-300.3	-183.3

Net premiums earned	884.3	715.6
Net investment income	56.2	64.7
Net realized capital losses	-8.3	-0.3
Other (loss) income	-4.4	3.1

Total revenues	927.8	783.1

Benefits, losses and expenses
Losses and loss adjustment expenses	-608.4	-508.9
Life benefits and policyholder dividends	-47.2	-33.7
Underwriting acquisition costs	-196.6	-154.1
Other operating and administration expenses	-48.9	-43.6
Interest expense	-8.6	-4.0

Total benefits, losses and expenses	-909.7	-744.3

Income before taxes	18.1	38.8
Income tax benefit (expense)	7.4	-10.1

Net income	25.5	28.7

Basic earnings per share	0.64	0.72

Diluted earnings per share	0.63	0.71

The notes to the interim financial statements are an integral part of these financial statements.

Converium Group

Interim balance sheets
(US$ million, except per share information)

	Mar. 31, 2003	Dec. 31, 2002

	(unaudited)
Assets
Invested assets
Available-for-sale securities:
Fixed maturities	3,886.6	3,443.1
Equity securities	511.5	530.8
Other investments	215.6	177.3
Short-term investments	155.4	318.0

Total investments	4,769.1	4,469.2
Funds Withheld Asset	1,628.8	1,648.1

Total invested assets	6,397.9	6,117.3

Other assets
Cash and cash equivalents	352.6	361.5
Premiums receivable:
Current	107.2	131.9
Accrued	1,869.4	1,589.4
Reinsurance assets:
Underwriting reserves	1,680.1	1,627.7
Insurance balances receivable, net	181.9	239.9
Funds held by reinsureds	963.8	935.9
Deferred policy acquisition costs	325.6	264.9
Deferred income taxes	389.2	391.8
Other assets	495.7	390.7

Total assets	12,763.4	12,051.0

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	7,016.9	6,821.3
Unearned premiums, gross	1,467.6	1,170.7
Future life benefits, gross	442.9	371.7
Other reinsurance liabilities	590.6	661.6
Funds held under reinsurance contracts	429.4	429.5
Deferred income taxes	116.4	133.9
Accrued expenses and other liabilities	514.8	333.9
Debt	390.7	390.4

Total liabilities	10,969.3	10,313.0

Equity
Common stock CHK 10 nominal value, 40,006,217 and 40,006,217 shares issued, respectively (39,840,605 and 39,904,647 shares outstanding, respectively)	253.0	253.0
Additional paid-in capital	1,331.9	1,330.9
Treasury stock	-7.5	-3.3
Unearned stock compensation	-7.8	-10.0
Accumulated other comprehensive income (loss):
Net unrealized losses on investments, net of taxes	-0.3	-53.3
Cumulative translation adjustments	92.5	113.9

Total accumulated other comprehensive income	92.2	60.6

Retained earnings	132.3	106.8

Total equity	1,794.1	1,738.0

Total liabilities and equity	12,763.4	12,051.0

The notes to the interim financial statements are an integral part of these financial statements.

Converium Group

Interim statements of cash flows (unaudited)
(US$ million)

	Three months ended March 31

	2003	2002

Cash flows from operating activities
Net income	25.5	28.7
Adjustments for
Net realized capital losses on investments	8.3	0.3
Amortization of premium/discount	11.0	3.3
Depreciation and amortization	6.2	8.3

Total adjustments	25.5	11.9
Changes in operational assets and liabilities
Deferred policy acquisition costs	-57.7	-33.0
Reinsurance assets	9.6	-164.0
Funds held by reinsureds	-18.7	-111.8
Funds Withheld Asset	23.1	10.7
Premiums receivable	-254.8	-123.8
Unearned premiums, gross	296.1	184.9
Losses and loss adjustment expenses, gross	181.0	237.8
Future life benefits, gross	67.1	25.8
Funds held under reinsurance contracts	-0.1	-7.9
Other reinsurance liabilities	-77.9	59.4
Net deferred income taxes	-4.3	10.5
Net changes in all other operational assets and liabilities	-6.1	-63.4
Total changes in operational assets and liabilities	157.3	25.2

Cash provided by operating activities	208.3	65.8

Cash flows from investing activities
Proceeds from sales and maturities of fixed maturities	812.2	246.9
Purchases of fixed maturities	-1,128.1	-229.5

Cash flows from investing activities (fixed maturities)	-315.9	17.4

Proceeds from sales of equity securities	10.3	70.3
Purchases of equity securities	-23.2	-167.9

Cash flows from investing activities (equity securities)	-12.9	-97.6

Net decrease in short-term investments	162.6	9.9
Proceeds from sales of other assets	3.7	14.4
Purchase of other assets	-52.1	-24.5

Cash flows from investing activities (other)	114.2	-0.2

Net cash used in investing activities	-214.6	-80.4

Cash flows from financing activities
Purchases of common shares	-4.2	—

Net cash used in financing activities	-4.2	—
Effect of exchange rate changes on cash and cash equivalents	1.6	-1.9

Change in cash and cash equivalents	-8.9	-16.5
Cash and cash equivalents as of January 1	361.5	420.5

Cash and cash equivalents as of March 31	352.6	404.0

The notes to the interim financial statements are an integral part of these financial statements.

Converium Group

Interim statement of changes in equity (unaudited)
(US$ million)

					Accumulated other
	Common	Additional	Treasury	Unearned stock	comprehensive	Retained	Total
	Stock	Paid-in capital	Stock	compensation	income (loss)	earnings	equity

Balance, December 31, 2002	253.0	1,330.9	-3.3	-10.0	60.6	106.8	1,738.0

Net income	—	—	—	—	—	25.5	25.5
Change in net unrealized (losses) on investments, net of taxes	—	—	—	—	53.0	—	53.0
Translation adjustments	—	—	—	—	-21.4	—	-21.0
Total comprehensive income					31.6		31.6
Purchase of common shares	—	—	-4.2	—	—	—	-4.2
Amortization of stock compensation	—	1.0	—	2.2	—	—	3.2

Balance, March 31 2003	253.0	1,331.9	-7.5	-7.8	92.2	132.2	1,794.1

The notes to the interim financial statements are an integral part of these financial statements.

Converium Group

Notes to the interim financial statements (unaudited)
Schedule of segment data

	Converium		Converium		Converium		Non-life
	Zurich		North America		Cologne		eliminations
(US$ million)
Three months ended March 31	2003	2002	2003	2002	2003	2002	2003	2002

Gross premiums written	508.6	391.4	395.2	319.0	281.2	168.8	-6.6	-1.0
Less ceded premiums written	-38.6	-24.5	-19.6	-9.7	-6.5	-8.5	6.6	1.0

Net premiums written	470.0	366.9	375.6	309.3	274.7	160.3	—	—

Net charge in unearned premiums	-39.2	-49.5	-62.4	-23.5	-178.4	-92.8	—	—

Net premiums earned	430.8	317.4	313.2	285.8	96.3	67.5	—	—

Net investment income	32.4	31.1	20.0	29.0	6.9	7.3	-3.7	-4.1
Net realized capital (losses) gains	-11.4	5.8	3.3	-6.6	-0.1	0.5	-0.1	—
Other income (loss)	0.6	-0.1	-3.3	1.9	-2.9	-0.1	—	0.1

Total revenues	452.4	354.2	333.2	310.1	100.2	75.2	-3.8	-4.0

Losses and loss adjustment expenses	-306.3	-254.5	-221.0	-205.7	-81.1	-48.7	—	—
Life benefits and policyholder dividends	—	—	—	—	—	—	—	—
Underwriting acquisition costs	-93.6	-59.2	-76.2	-70.6	-12.7	-14.8	—	-0.1
Other operating and administration expenses	-24.1	-18.5	-19.3	-20.0	-3.8	-2.8	—	—

Benefits, losses and expenses	-424.0	-332.2	-316.5	-296.3	-97.6	-66.3	—	-0.1

Segment income (loss)	28.4	22.0	16.7	13.8	2.6	8.9	-3.8	-4.1
Interest expense

Income before taxes

At March 31, 2003
Total invested assets	3,297.5		2,414.1		786.5		-175.1
Reinsurance assets	939.2		1,121.7		108.2		-435.5
Total assets	6,427.8		5,058.5		1,611.4		-870.8
Losses and loss adjustment expenses, gross	3,682.1		2,984.8		753.2		-403.2
Future life benefits, gross	—		—		—		—

Ratios
Loss ratio (Losses divided by net premiums earned)	71.1%	80.2%	70.6%	72.0%	84.2%	72.1%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	21.7%	18.7%	24.3%	24.7%	13.2%	21.9%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	5.1%	5.0%	5.1%	6.5%	1.4%	1.7%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	97.9%	103.9%	100.0%	103.2%	98.8%	95.7%

	Total
	Non-life consolidated		Converium Life		Eliminations		Total Consolidated
(US$ million)
Three months ended March 31	2003	2002	2003	2002	2003	2002	2003	2002

Gross premiums written	1,178.4	878.2	85.4	63.0	—	—	1,263.8	941.2
Less ceded premiums written	-58.1	-41.7	-21.1	-0.6	—	—	-79.2	-42.3

Net premiums written	1,120.3	836.5	64.3	62.4	—	—	1,184.6	898.9

Net charge in unearned premiums	-280.0	-165.8	-20.3	-17.5	—	—	-300.3	-183.3

Net premiums earned	840.3	670.7	44.0	44.9	—	—	884.3	715.6

Net investment income	55.6	63.3	0.6	1.4	—	—	56.2	64.7
Net realized capital (losses) gains	-8.3	-0.3	—	—	—	—	-8.3	-0.3
Other income (loss)	-5.6	1.8	1.2	1.3	—	—	-4.4	3.1

Total revenues	882.0	735.5	45.8	47.6	—	—	927.8	783.1

Losses and loss adjustment expenses	-608.4	-508.9	—	—	—	—	608.4	-508.9
Life benefits and policyholder dividends	—	—	-47.2	-33.7	—	—	-47.2	-33.7
Underwriting acquisition costs	-182.5	-144.7	-14.2	-9.5	0.1	0.1	-196.6	-154.1
Other operating and administration expenses	-47.2	-41.3	-1.7	-2.2	—	-0.1	-48.9	-43.6

Benefits, losses and expenses	-838.1	-694.9	-63.1	-45.4	0.1	—	-901.1	-740.3

Segment income (loss)	43.9	40.6	-17.3	2.2	0.1	—	26.7	42.8
Interest expense							-8.6	-4.0

Income before taxes							18.1	38.8

At March 31, 2003
Total invested assets	6,323.0		74.9		—		6,397.9
Reinsurance assets	1,733.6		130.0		-1.6		1,862.0
Total assets	12,226.9		558.9		-22.4		12,763.4
Losses and loss adjustment expenses, gross	7,016.9		—		—		7,016.9
Future life benefits, gross	—		442.9		—		442.9

Ratios
Loss ratio (Losses divided by net premiums earned)	72.4%	75.9%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	21.7%	21.6%	32.3%	21.2%
Administration expense ratio (Other operating and administration expenses divided by net premiums written)	4.2%	4.9%	2.6%	3.5%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	98.3%	102.4%

Converium Group

Notes to the interim financial statements (unaudited — continued)

1.	Basis of preparation

The interim financial statements for Converium Group (“Converium”) have been prepared on the basis of United States generally accepted accounting principles for interim financial information. Accordingly, such financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation have been included. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2003, as interim results may be affected by several factors including, but not limited to, changes in the economic environment and catastrophic losses. These interim financial statements should be read in conjunction with the audited financial statements of Converium Group for the year ended December 31, 2002. Certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.

2.	New accounting pronouncements

SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This standard is effective for exit or disposal activities that are initiated after December 31, 2002 and did not have a material impact on the financial condition or results of operations of Converium Group.

SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123”

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.” This Statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This standard did not have a material impact on Converium Group.

3.	Foreign currency translation and transactions

Table 3.1 summarizes the principal exchange rates, which have been used for translation purposes (US dollar per foreign currency unit). Net realized gains (losses) on foreign currency transactions were immaterial for the three months ended March 31, 2003 and 2002, respectively.

			Statements of income
	Balance sheets		and cash flows

Exchange rates	March 31, 2003	December 31, 2002	March 31, 2003	March 31, 2002

British pound	1.5740	1.6027	1.6034	1.4267
Euro	1.0778	1.0476	1.0726	0.8768
100 Japanese yen	0.8341	0.8437	0.8402	0.7548
Swiss franc	0.7300	0.7206	0.7316	0.5951

4.	Investments

We had net realized capital losses for the three months ended March 31, 2003 of US$ 8.3 million, compared to net realized capital losses of US$ 0.3 million for the same period of 2002. In the first quarter of 2003, US$ 15.8 million in impairment charges were recorded, versus US$ 8.0 million in impairment charges in the first quarter of 2002. Included in the impairment charges in 2003 are US$ 13.4 million on our equity securities portfolio and US$ 2.4 million on our real estate portfolio.

Our impairment policy for fixed income and equity securities requires us to record, as realized capital losses, declines in value that exceed 20% over a period of six months, or in excess of 50% regardless of the period of decline. At management’s judgment, we impair additional securities based on prevailing market conditions.

5.	Losses and loss adjustment expenses

Reserve Development

There was no material net non-life prior years’ reserve development in the first quarter of 2003 or 2002. Our net reserves for the September 11th terrorist attacks are capped at US$ 289.2 million by Zurich Financial Services.

Variable Annuity Life

As a result of the continued downturn of the international equity markets, Converium Life reported a technical loss of US$ 14.6 million, including paid claims of US$ 3.4 million, and reserve strengthening of US$ 12.5 million for a closed block of long-term (variable annuity) business in order to align the reserves to the expected future benefits payable. In addition to the variable annuity business, Converium Life had US$ 3.7 million of adverse reserve development on certain US special risk business.

6.	Income taxes

We had an income tax benefit of US$ 7.4 million for the three months ended March 31, 2003, compared to an income tax expense of US$ 10.1 million for the three months ended March 31, 2002. Our effective rate for the first quarter of 2003 was a benefit of 40.9%. This was influenced by a change in expected tax rates in Switzerland, including business written by our branches, which produced a tax benefit of US$ 4.7 million. In addition, due to pre-tax losses at Converium Life, we had a total tax benefit of US$ 7.8 million. Our effective tax rate for the first quarter of 2002 was 26.0%.

7.	Global Aerospace Underwriting Managers Limited (GAUM)

In November 2002, Converium Zurich signed an agreement to acquire a 25% stake in Global Aerospace Underwriting Managers Limited (GAUM), a leading international aviation-underwriting agency, as part of its strategy to strengthen its long-term position in the aviation and space business. In addition, Converium Zurich entered into a pool members agreement for the 2003 underwriting year under which it became a member of the aviation and aerospace pools run by GAUM and its subsidiary Associated Aviation Underwriters Inc. For the 2003 underwriting year, Converium Zurich has committed 25% of the overall pool capacity. Previously, Converium Zurich had indirectly reinsured 9% of the pools managed by GAUM.

The acquisition of the 25% stake in GAUM was finalized upon receiving all regulatory approvals on March 10, 2003. Under the terms of the sale and purchase agreement, Converium has paid an initial consideration of £14.2 million (US$ 22.4 million) and is additionally obligated to pay certain deferred consideration associated with the underlying performance of GAUM’s in force business. At March 31, 2003, Converium Zurich’s current estimate of deferred consideration is £3.9 million (US$ 6.1 million). Stamp duty and direct expenses associated with the acquisition total £1.0 million (US$ 1.6 million) giving rise to a current estimate of total cost of £19.1 million (US$ 30.1 million).

Due to various clauses within the sale and purchase agreement, the final cost of the acquisition will not be known with reasonable certainty for some time. An analysis of the fair value of the business acquired and related goodwill is currently in process. The maximum amount of deferred consideration payable by Converium Zurich is limited to £5.6 million (US$ 8.8 million). Accordingly the maximum amount payable for the 25% stake in GAUM is £20.8 million (US$ 32.7 million). In addition, Converium, as a shareholder, provided a loan to GAUM in the amount of £12.6 million (US$ 19.8 million).

The above amounts have been included in the interim statement of cash flows under the caption “Purchase of other assets”.

8.	Earnings per share

Converium Holding Ltd had purchases of 100,000 shares during the first three months of 2003 related to share-based compensation plans.

The following shows the average shares outstanding:

	Three months ended
	March 31,

	2003	2002

Average shares outstanding (000’s)	39,897	40,000
Average diluted shares outstanding (000’s)	40,299	40,708

Diluted earning per share is computed similar to basic earnings per share data except that the weighted average shares outstanding is increased to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options, if dilutive.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Dirk Lohmann Name: Dirk Lohmann Title: CEO

By:	/s/ Martin Kauer Name: Martin Kauer Title: CFO

Date: April 29, 2003